Exhibit 4.3
Description of Aurinia Pharmaceuticals Inc. Common Shares
The following description of the authorized share capital of Aurinia Pharmaceuticals Inc. (Aurinia) is intended as a summary only. This summary is qualified in its entirety by reference to our amended certificate of amalgamation and our bylaws, both of which have been filed with the Securities and Exchange Commission and are incorporated by referenced or included as exhibits to this Annual Report, and to the applicable provisions of the Business Corporations Act (Alberta).
Our authorized share capital consists of an unlimited number of common shares, without nominal or par value.
Common Shares
Dividend Rights. The holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors of Aurinia out of legally available funds.
Voting Rights. The holders of common shares are entitled to one vote per share held at meetings of shareholders, and do not have cumulative voting rights. Accordingly, the holders of a majority of the common shares entitled to vote in any election of directors can elect all of the directors standing for election.
Preemptive Rights. There are no statutory preemptive rights attached to the common shares.
Conversion or Redemption Rights. There are no conversion or redemption rights attached to the common shares.
Liquidation Rights. Holders of common shares are entitled to receive a pro rata share of the remaining property and assets upon dissolution or winding-up of Aurinia, after payments of all of our debts and other liabilities.